Filed by Artemis Strategic Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novibet PLC

Commission File No. 001-40855

Date: September 26, 2022

NOVIBET RECEIVES HONORS IN TWO CATEGORIES AT 2022 EGR MARKETING & INNOVATION AWARDS

Valletta, Malta and Phoenix, AZ – August 18, 2022 – Logflex MT Holding Limited (doing business as Novibet) (“Novibet” or the “Company”), an established, profitable, iGaming and Online Sportsbook provider operating in several European countries, announced today that it won two awards at the 2022 EGR Marketing & Innovation Awards.

The EGR Marketing & Innovation Awards recognize the most innovative and creative companies in the online gaming industry, rewarding those who have pushed themselves to bring something new to the industry over the last 12 months. At this year’s awards, Novibet was recognized for Best CRM Campaign and Best Use of Brand Ambassador. Novibet’s CRM campaign was recognized this year for its series of actions that optimize the customer journey and increase retention through a strategy focused on the customer-centric cycle Acquisition and Registration; Loyalty and Rewards; Cross-selling; and Reactivation activities.

The Company’s Best Use of Brand Ambassador award recognizes its campaign that joined forces with NBA superstar Giannis Antetokounmpo as the CSR Ambassador for the GiANT Heart initiative in Greece, Giannis’ home country, which focused on contributing purposefully to vulnerable communities and to those in need, while staying true to the fundamental values of social caring, hope and second chance by providing young people in these communities with easy access to sport and exercise. Novibet and Mr. Antetokounmpo accomplished this through actions for the reconstruction and immediate maintenance needs of sports facilities and basketball courts in these communities. The digital adaptation of this campaign has been showcased by Google as a global B2B case study; making Novibet the first gaming brand to ever be featured as such.

George Athanasopoulos, Chief Executive Officer of Novibet, commented, “We are honored to be recognized by the industry leading EGR Marketing & Innovation Awards in two categories that highlight Novibet’s commitment to excellence across our operations. The award for Best CRM Campaign is a testament to the benefits of our investments in operational expertise that helped formulate our in-house CRM strategy based on best practices and in-depth analysis of our customer insights. In addition, we are extremely proud of our collaboration with Giannis Antetokounmpo for the GiANT Heart initiative which reflects a value we mutually share:  the significance of social contribution, and equal opportunities. The recognition of this award helps to empower us to keep moving forward with Giannis by our side. “

In addition to the two EGR Marketing & Innovation Awards Novibet was recognized for this year, the Company previously was awarded the Innovation in Casino Award from the EGR Marketing & Innovation Awards in 2021 and Best In-House Product from the EGR Operator Awards in 2020.

EGR Global is the world’s leading B2B publisher and membership networking group for the online gaming and gambling industry, featuring consistent exclusive news, interviews, and expert comment from the most influential people in the sector. EGR also runs an unparalleled portfolio of global events throughout the year. This includes Briefings, Summits, webinars, and the annual Power 50 Summit, as well as hosting the sector’s largest and most respected awards ceremonies, the EGR Operator Awards & EGR Marketing & Innovation Awards.

On March 30, 2022, Novibet and Artemis Strategic Investment Corporation (Nasdaq: ARTE) (“Artemis”), a publicly traded special purpose acquisition company, announced a proposed business combination transaction. The proposed transaction is expected to close in the second half of 2022, subject to approval by Artemis’ shareholders and other customary closing conditions.

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About Novibet

Novibet is an established GameTech company operating in several countries across Europe through its headquarters in Malta, offices in Greece and employees in Isle of Man and Italy. Licensed and regulated by HGC, MGA, ADM, and Irish Revenue Commissioners, Novibet is committed to delivering the best sports betting and gaming experience to an expanding customer base. Since 2010, Novibet has offered online sports betting and casino entertainment in several competitive European markets.

The exciting online gaming experience begins with providing the most popular online casino games and, to that end, Novibet has teamed up with some of the world’s leading online casino content providers. With over 5,000 online casino games available to its experienced Casino Management Team, Novibet delivers slots, casino table, live-action, and many more game types across desktop, mobile, and tablet devices.

Novibet has its own proprietary betting platform that integrates world leading official data providers; with its own algorithms generating an extensive Betting Offer that includes In Play and Minute markets, in house developed Automatic and Hybrid Cash-Out, quick settlement of bets, and unparalleled excitement to sports enthusiasts.

As an innovative and adaptable operator, Novibet has a product offering that is constantly interacting with demand to meet and exceed existing and upcoming trends.  In close partnership with Microsoft, Novibet is fully hosted in the Azure Cloud, providing scalability, high availability, redundancy, and economies of scale that are unrivaled in the industry.

For more information: https://investor.novibet.com/.

About Artemis Strategic Investment Corporation

Artemis is a special purpose acquisition company formed in 2021 and listed on Nasdaq in September 2021. Artemis was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artemis is focused on partnering with companies in the gaming, sports and entertainment sectors as well as the technology and services that are associated with these verticals. Its Class A common stock, units, and warrants trade on Nasdaq under the symbols "ARTE”, “ARTEU”, and “ARTEW”, respectively. Artemis’ management team is led by Holly Gagnon, Philip Kaplan, Thomas Granite and Scott Shulak who each have decades of experience operating, advising and creating value for the owners and investors of leading businesses and entities.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, Artemis, Novibet, and Novibet PLC (“PubCo”) intend to prepare, and PubCo intends to file with the SEC, a registration statement on Form F-4 (“Registration Statement”) which will include the proxy statement of Artemis and the prospectus of PubCo (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) and one or more amendments to the Registration Statement, and, after the Registration Statement is declared effective, Artemis will mail the definitive Proxy Statement/Prospectus included therein to the holders of Artemis’s common stock in connection with Artemis’s solicitation of proxies for the vote by Artemis stockholders with respect to the Business Combination and other matters described in the Registration Statement. Artemis urges its stockholders and other interested persons to read, when available, the Registration Statement, the amendments thereto, and the documents incorporated by reference therein, as well as other documents filed by Artemis with the SEC in connection with the Business Combination, as these materials will contain important information about Artemis, Novibet, and the Business Combination. Stockholders of Artemis will also be able to obtain copies of such documents, when available, free of charge through the website maintained by the SEC at www.sec.gov or by directing a written request to Artemis Strategic Investment Corporation, 3310 East Corona Avenue, Phoenix, AZ 85040.

Participants in the Solicitation

Under SEC rules, Artemis, Novibet, PubCo, and each of their respective officers and directors may be deemed to be participants in the solicitation of Artemis’s stockholders in connection with the Business Combination. Stockholders of Artemis may obtain more detailed information regarding the names, affiliations, and interests of Artemis’s directors and officers in Artemis’s prospectus for its initial public offering, filed with the SEC on October 1, 2021 (the “IPO Prospectus”) and the Registration Statement, when available. The interests of Artemis’s directors, officers, and others in the Business Combination may, in some cases, be different than those of Artemis’s stockholders generally. Information about such interests will be set forth in the Registration Statement when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release includes historical information as well as “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to matters such as the future results of operations and financial position of PubCo and its subsidiaries; planned products and services; Novibet’s business strategy, including Novibet’s planned launch in the United States and the Americas; objectives of Novibet’s management for future operations; market size and potential growth opportunities; competitive position; expectations and timings related to commercial launches; potential benefits of the proposed business combination; and technological and market trends and other future conditions.

Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “future,” “anticipate,” “assume,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. Accordingly, such forward-looking statements are not guarantees and are subject to inherent risks, uncertainties, and changes in circumstance that are difficult to predict and may be outside of PubCo’s, Artemis’s and Novibet’s control. PubCo’s, Artemis’s and Novibet’s actual results may differ materially from their expectations, estimates and projections due to a variety of factors and consequently, you should not place undue reliance on these forward-looking statements as predictions of future events. Although it is impossible to identify all factors that may cause such differences, they include, but are not limited to: (1) the level of redemptions by Artemis’s shareholders in connection with a business combination and the outcome of any legal proceedings that may be instituted against Artemis or Novibet following the announcement of the Business Combination; (2) the inability to complete the Business Combination; (3) the risk that the Business Combination disrupts current plans and operations of Novibet as a result of the announcement and consummation of the Business Combination; (4) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (5) costs related to the Business Combination; (6) changes in laws or regulations applicable to Novibet’s business; (7) the possibility that PubCo may be adversely affected by other economic, business, and/or competitive factors; (8) the impact of the global COVID-19 pandemic; (9) the risk factors which will be set forth under the heading “Risk Factors” in the Registration Statement; and (10) the risks and uncertainties described in the “Risk Factors” section of Artemis’s IPO Prospectus and Artemis’s subsequent filings with the SEC.

The foregoing list of factors is not exclusive. There may be additional risks that Artemis and Novibet do not presently know or that they currently believe are immaterial that could cause actual results to differ materially from those contained in the forward-looking statements. All information set forth herein speaks only as of the date hereof in the case of information about Artemis and Novibet or the date of such information in the case of information from persons other than Artemis and Novibet, and PubCo, Artemis and Novibet expressly disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release or to reflect any changes in their expectations or any change in events, conditions or circumstances on which any statement is based.

No Offer or Solicitation

This press release is for informational purposes only and shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor a solicitation of a proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investor Contacts:

Joseph Jaffoni, Richard Land and James Leahy
JCIR
(212) 835-8500
novibet@jcir.com

Thomas Granite

Artemis Strategic Investment Corporation

info@artemisspac.com